Pernod Ricard

82-3361

RECEIVED
2004 APR 19 A 10:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 6, 2004

**AP/CE/102.2004**

**SECURITIES & EXCHANGE COMMISSION**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**WASHINGTON, D.C. 20549**
**USA**

04024405

SUPPL

**For the attention of Mrs Felicia KUNG**

**Subject : Exemption Request for ADR's under Rule 12g3-2 (b)**

Dear Mrs KUNG,

You will find, here enclosed, the press-releases concerning our Company and delivered to the French Market.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
APR 20 2004
THOMSON FINANCIAL

**Antoine PERNOD**

**Encl. : 3 pages**

Pernod Ricard

# Framingham Winery Sale Sealed

***6 April, 2004*** **-** New Zealand regulatory authorities have approved the sale of Framingham Wine Company Limited to Australia's largest wine and spirits company, Orlando Wyndham.

In principle agreement for the sale was announced on February 10 this year, however, approval was needed from the New Zealand Overseas Investment Commission. The Commission advised the parties of its approval on April 2, 2004.

Orlando Wyndham is a subsidiary of international wine and spirits group, Pernod Ricard. Its key wine brands include Jacob's Creek and Wyndham Estate. It is the first overseas acquisition by Orlando Wyndham, which has sales offices in the north and south islands of New Zealand.

Established in 1991, Framingham produces the premium Marlborough wine brands Framingham and Tylers Stream.

The company operates a modern winery and cellar door sales facility near Renwick in the heart of Marlborough's Wairau Valley. Annual production is around 30,000 nine litre cases. Premium grapes are sourced from its own vineyards and a select number of contract growers in the Marlborough district.

Chairman of Framingham, Rex Brooke-Taylor, will continue as a grape grower and Director of the company. At the time the sale was announced Mr. Brooke-Taylor said he was very pleased to see the company joining Orlando Wyndham's portfolio of premium brands and was looking forward to remaining involved in the next phase of Framingham's development on the International stage.

The Chairman and Chief Executive Officer of Orlando Wyndham, Laurent Lacassagne, who signed final agreements at the Framingham Winery today, said he was very pleased that the sale process had been completed.
"Now we can begin working with the local management of Framingham to develop its potential locally and overseas," Mr Lacassagne said.
"Framingham is a well-established premium wine business that will complement our present range of wines. We will be looking at ways of increasing the brand's exposure in overseas markets through the Pernod Ricard network."

Mr Lacassagne said distribution of the Framingham brand had been integrated into the Orlando Wyndham domestic and international network. He said that the acquisition had been received very positively within Orlando Wyndham.

**Contacts Pernod Ricard:**
Francisco de la VEGA/ Communications VP Tel.: +33 (0) 1 41 00 40 96
Patrick de BORREDON/ Investor Relations VP Tel.: +33 (0) 1 41 00 41 71
Florence TARON/ Press Relations Manager Tel.: +33 (0) 1 41 00 40 88

**Contact Orlando Wyndham Group**
Tim SAUER/ Communication and
Corporate Public Relations Director Tel.: 0408 890 143

***For more information about Pernod Ricard, please visit our website: www.pernod-ricard.com***

Pernod Ricard

## Press Release

**Paris, 2 April 2004**

## Future appointments to the Board of Directors of Pernod Ricard

A proposal will be submitted to the Annual General Meeting of 17th May 2004 for the appointment to the Board of Directors of Pernod Ricard's two Directors General, Richard Burrows and Pierre Pringuet.

Richard Burrows has held the position of Director General since July 2000. He began his career in the spirits industry in 1971, when he joined Irish Distillers. He was appointed as Irish Distillers' Chairman and Chief Executive Officer in 1991. Irish Distillers became a subsidiary of Pernod Ricard in 1988.

Pierre Pringuet has also held the position of Director General since July 2000. He joined Pernod Ricard in 1987, and he successively held the positions of Development Director, Chief Executive Officer of Société pour l'Exportation des Grandes Marques (SEGM), and from 1997, Chairman and Chief Executive Officer of Pernod Ricard Europe.

Thierry Jacquillat's appointment to the Board of Directors of Pernod Ricard and as Vice Chairman will expire at this Annual General Meeting.

Thierry Jacquillat has played a major part in the creation and success of the Group for over forty years, serving initially under the Chairmanship of Jean Hémard, and then under Patrick Ricard. Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, expressed his gratitude as follows: "A *key contributor in defining our global expansion, he was one of the main players to the internationalisation of the Group some twenty years ago. Thanks to his exceptional managerial skills, we were able to successfully make significant acquisitions in the United States, the United Kingdom and Ireland. More recently, he played a fundamental role in the acquisition of Seagram and the disposal of Orangina.* "

Thierry Jacquillat held the position of Director General of the Group until 2000. He was appointed to the Board of Directors of Pernod Ricard in 1988, and held the position of Vice-Chairman from 2000. In 2002, he was appointed Chairman of the Audit Committee.

**For more information, please contact:**
Francisco de la VEGA, Communications Vice-President, Tel: +33 (0)1 41 00 40 96
Florence TARON, Press Relations, Tel: +33 (0) 1 41 00 40 88
Patrick de BORREDON, Investor Relations Vice-President, Tel: +33 (0)1 41 00 41 71